Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

Partial transcript of Q4 2016 AT&T Inc. Earning Call

Event Date/Time: January 25, 2017 / 09:30PM GMT

John Stephens – AT&T Inc. – Senior EVP & CFO

Fourth-quarter margins were down year-over-year because we didn’t hesitate to invest in growth opportunities. That includes startup and launch costs for DTV NOW and increased promotional [efforts] to new and existing customers across our entire product set. There were additional margin pressures as our customer rate increases were less than the content rate increases. This supports our thesis for acquiring Time Warner and strengthening our position in content.

. . .

We’re also in the process of closing our Time Warner transaction. We remain confident that the deal will be approved later this year. These are all potentially very good things for AT&T, but these items are not included in our 2017 guidance.

Randall Stephenson – AT&T Inc. – Chairman & CEO

. . .

So that’s our foundation and it’s an indication of what’s to come. We think this is a very strong foundation. And so given that, it seems only logical for us to assume an ownership position in the critical application that’s going to ride on this foundation and that’s premium entertainment content. And that’s exactly what we’re doing with the acquisition of Time Warner.

And if you look at slide 12, our technology and distribution we think are a perfect fit for the best premium content creator and distributor on the planet. In the telecom, media and technology space, we’re building a global leader. And we’ve been pursuing a strategy to become the premier integrated communications Company in the world and DIRECTV really catalyzed that strategy.

And you saw us execute on that last year with our new TV Everywhere application and our Data Free TV and DIRECTV NOW. And that integrated experience helped drive our best ever fourth-quarter churn for our US postpaid mobility business. Now bringing Warner Bros., HBO and all the Turner networks under the AT&T umbrella is going to allow us to expand this strategy beyond just simple connectivity to deep integration of premium content for our customers.

And so, if you look ahead, the strategy has expanded to create the best entertainment and communications experiences in the world. And I am very convinced this foundation has been laid for us to deliver exactly that. And so, with that, what I want to do is turn it over to Mike and be glad to take your questions on the quarter or anything else you’d like to talk about.

A Global Leader in **TMT**

TELECOM

Business to Business	Direct to Consumer
▷ 147M Mobile subscribers	
▷ Global leader	▷ ~46M Video subs[2]
▷ Fortune 1000	▷ ~16M BB subs
▷ ~200 Countries	▷ ~60M BB locations
▷ ~3.5M Customers	▷ 48M Streams

MEDIA & ENTERTAINMENT[1]

Cable Networks | Sports | VOD | Production Studio | SVOD

TECHNOLOGY ▷ Mobile | Fiber | Software | Data & Analytics | Security

[1] Upon Time Warner merger closing
[2] Includes Sky Mexico

AT&T Proprietary (Restricted) Only for use by authorized individuals within the AT&T companies and not for general distribution.

Randall Stephenson – AT&T Inc. – Chairman & CEO

Thank you. With that, I believe that will be the last question, and I appreciate everybody participating in this. I’ve got to tell you, we’re feeling really good about what we have built here. And as we look forward to bringing Time Warner into the fold and doing some very unique things with media and entertainment and content in this foundation of networks. We’re feeling really, really positive and excited about bringing that together. So thank you for your attention and we will talk to you next time. Thank you very much.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner have made the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.

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